Amendment to the By-Laws of JPMorgan Institutional Trust By-Laws

As adopted by the Board of Trustees on August 20, 2009

Approved:

That Section 4 of Article 4 of the By-Laws of JPMorgan Institutional Trust be deleted and the following inserted in its place:

Section 4.  Retirement of Trustees.  A Trustee shall retire as Trustee at the end of the calendar year in which the Trustee attains the age of 75 years (78 years in the case of Fergus Reid III).